                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER


                          Custom Branded Networks, Inc.
                         -------------------------------
                           (Exact name of registrant as
                       specified in its corporate charter)


                                    000-28535
                               ------------------
                               Commission File No.



     Nevada                                      91-1975651
 ------------                                ------------------
(State of Incorporation)                     (IRS Employer
                                             Identification No.)



                                   821 E. 29th
                North Vancouver, British Columbia, Canada V7K 1B6
        ----------------------------------------------------------------
                    (Address of principal executive offices)


                                 (604) 904-6949
                              ---------------------
                           (Issuer's telephone number)

                          CUSTOM BRANDED NETWORKS, INC.

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


GENERAL

This Information Statement is being delivered on or about December 13, 2002 to the holders of shares of common stock, par value $.001 per share (the "Common Stock") of Custom Branded Networks, Inc., a Nevada corporation (the "Company"). On December 10, 2002, John Platt acting as the sole remaining director of the Company appointed Paul G. Carter to fill a vacancy on the board of directors. On December 11, 2002, John Platt resigned as a member of the board of directors leaving Paul G. Carter as the sole member of the board of directors.

Paul G. Carter will not take office until at least ten days after this Information Statement is mailed or delivered to Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. Section 14(f) requires that this Information Statement be provided to the shareholders of the Company due to the change in a majority of the members of the board of directors of the Company by means other than through a vote of the shareholders of the Company.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

On December 9, 2002, there were 29,245,865 shares of the Company's common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.


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

Security Ownership of Certain Beneficial Owners and Management

The following table provides the beneficial ownership of our common stock by each person known by us to beneficially own more than 5% of our common stock outstanding as of December 9, 2002 and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

                                 Common                Percent of
Name and Address                 Shares                Class

John Platt (1)                   1,654,000              5.7%
535 Chesterfield Circle
San Marcos, CA  92069

Paul G. Carter (2)                       0              0.0%
821 E. 29th
North Vancouver, B.C.
V7K 1B6

Right Mind LLC                   8,270,000             28.3%
535 Chesterfield Circle
San Marcos, CA  92069

Wagstall Developments Ltd        2,000,000              6.8%

All Executive officers and
Directors as a Group (one)       1,654,000 (3)          5.7%


(1) The shares attributed to Mr. Platt are held by Right Mind LLC, an entity in which Mr. Platt has a 20% beneficial interest.
(2) Mr. Carter is included in the table since he is a director nominee. As set forth in the table, however, he does not hold any beneficial ownership in the securities of the Company.
(3) The shares represented are held by Mr. Platt, the sole director of the Company. Even though Mr. Platt has resigned as a director of the Company, his resignation will not take effect until 10 days following the mailing of this Information Statement to the shareholders of the Company.


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

Directors and Executive Officers

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

Current Executive Officers and Directors:

Name                    Age          Position with Registrant

John Platt              42           Director (1)

Paul G. Carter          40           President (2)

Proposed Executive Officer and Director:

Name                    Age          Proposed Position with Registrant

Paul G. Carter          40           Director (2)

     (1) Mr. Platt was elected a director of the Company on February 2, 2001, and has served continuously in that position since that time. He tendered his resignation as a director on December 11, 2002. His resignation will take effect ten days following the mailing of this Information Statement to the shareholders of the Company.
     (2) Mr. Carter was elected the president of the Company on December 10, 2002. On the same day, Mr. Carter was elected a director of the Company, which election will take effect ten days following the mailing of this Information Statement to the shareholders of the Company.

Set forth below is a brief description of the background and business experience of each of our existing and proposed executive officers and directors for the past five years.

Mr. Platt has been chairman and CEO of the Company since February 2, 2001. Prior to that, he was the CEO of Custom Branded Networks, Inc., a Delaware corporation, since its inception in 1997. From 1995 through 1997, Mr. Platt was the director or marketing and sales of Internet Services and Technology 1999. From 1991 through 1993, he was the national sales manager of Home Watch, a subsidiary of AT&T. From 1985 through 1991, he was a Vice President at American Contractors, a defense contractor.

Mr. Carter is employed by Tempco Oil and Gas Drilling Contractors. From May 2000 through February 2001 he was production manager for Dealer Equipment Ltd. From 1998 through 2000, Mr. Carter was special projects manager for Streamside Management Ltd. From 1994 through 1998, he was project manager for the Tajikistan Development Project that reactivated an open pit mine in Northern Tajikistan.


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

Term of Office

The Directors are appointed for a one-year term to hold office until the next annual general meeting of shareholders or until removed from office in accordance with our bylaws. The officers are appointed by the board of directors and hold office until removed by the board.

Legal Proceedings Involving Directors and Executive Officers

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company is a party adverse to the Company or has a material interest adverse to the Company.

Certain Relationships And Related Transactions

Except as disclosed herein, none of the Company's directors or officers, nor any proposed director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to all of the Company's outstanding shares, nor any promoter, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

Effective January 31, 2002, the Company, restructured its debt with OTC Investments, Ltd. ("OTC Investments") at 1710-1177 West Hastings Street, Vancouver, B.C. V6E 2L3. The restructuring was necessary to obtain additional financing from OTC Investments to stabilize the current financial position of the Company. The Company issued two convertible promissory notes (the "Notes") to OTC Investments. Each of the Notes is in the face amount of $500,000. One of the Notes, however, is structured as a line of credit against which approximately $300,000 has been drawn at the present time. The Notes replaced a convertible note then held by OTC Investments in the face amount of $750,000. The Notes also documented additional financing that OTC Investments had extended to the Company over the $750,000 amount. The restructuring allows OTC Investments to extend additional financing to the Company at OTC Investment's discretion until a total of $1,000,000, or the full face amount of both of Notes is reached. At OTC Investment's option, the Notes, or any portion thereof, are convertible into common shares of the Company at the rate of $0.05 of the principal balance of the Notes per common share. The conversion rate of $0.05 is not altered by any reverse split of the common shares or any recapitalization or other roll back of the equity capital of the Company. At June 30, 2002, the total advances received on the Notes totaled in the aggregate $817,569.


                                       5

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Compliance with Section 16(A) Of the Securities Exchange Act Of 1934

The following persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act during the most recent fiscal year:

                                  Number     Transactions    Known Failures
                                  Of late    Not Timely      To File a
Name and principal position       Reports    Reported        Required Form
 --------------------------       -------    ------------    --------------
John Platt, Chairman                 0            0                1

Executive Compensation

The following table sets forth certain information regarding compensation to our officers and directors.

                            Annual Compensation Table

              Annual Compensation             Long Term Compensation
              -------------------             ------------------------
                                                                          All
                                     Other                               Other
                                     Annual   Restricted        LTIP     Com-
              Fiscal                 Compen-   Stock   Options/ pay-     pensa-
Name  Title    Year   Salary  Bonus  sation   Awarded  SARs(#)  outs($)  tion
----  -----   ------  ------  -----  ------   -------  -------  -------  ------
John  CEO,     2000-
Platt Chairman 2001   $20,000   0      0         0       0        0        0
      and      2001-
      Director 2002   $0.00     0      0         0       0        0        0


Incentive Stock Options

There  have  been  no  stock  options  issued  to  any  officers  or  directors.

Committees of the Board of Directors

The board of directors of the Company does not have any standing audit, nominating, compensation or related committees.

Meetings of the Board of Directors

There were actions taken by the board of directors pursuant to unanimous written consent during the last full fiscal year of the Company. However, during that year, there were no meetings of the board of directors held.


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

Dated:  December 12, 2002                Custom Branded Networks, Inc.

                                         /s/ Paul G. Carter
                                         __________________________________
                                         Paul G. Carter
                                         President



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